SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 10 June 2008

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland

A copy of each of the following documents has been submitted to the Irish Stock Exchange and to the UK Listing Authority:

  Report of the Directors and the Accounts for the year ended 31 March 2008.
  Governor's Letter to holders of Ordinary Stock and Notice of the Annual General Court.
  Form of Proxy and other material required to be made available for inspection.

These are available for inspection from June 11
th
 at the following locations:

The Irish Stock Exchange, 28 Anglesea Street, Dublin 2.

Document Viewing Facility, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Documents (i) and (ii) are now available on the Bank's website
www.bankofireland.com/investor

John B. Clifford
Group Secretary

10 June 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 10 June 2008